NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of Units of Beneficial Interest (the 'Units') of Whiting USA Trust I (the 'Trust') from listing and registration on the Exchange at the opening of business on March 31, 2015, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Units are no longer suitable for continued listing and trading on the Exchange. NYSE Regulation reached its decision to delist the Units pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') due to the 'abnormally low' trading price of the Units and the fact that the Trust could not affirm an intent to cure its noncompliance. 1. Section 802.01D of the Manual states that the Exchange will normally give consideration to suspending or removing from the list a security of a company when it has an abnormally low selling price or volume of trading. 2. On February 13, 2015, NYSE Regulation determined that the Units of the Trust should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Units from listing and registration on the Exchange. The Trust was notified by phone on February 12, 2015 and by letter on February 13, 2015. 3. Pursuant to the above authorization, a press release was issued on February 13, 2015 and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on February 13, 2015 of the suspension of trading in the Units. Similar information was included on the Exchange’s website. 4. The Trust had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation the determination to delist the Units, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Trust did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.